Supplement No. 3 Dated November 6, 2014 (To Prospectus dated April 29, 2014)	Rule 424(b)(3) Registration No. 333-189337

DELMAR PHARMACEUTICALS, INC.

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated April 29, 2014 and as supplemented and amended to date (“Prospectus”), of DelMar Pharmaceuticals, Inc. This Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

The information included in this Supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

See “Risk Factors” beginning on page 2 of the prospectus dated April 29, 2014, for risk factors and information you should consider before you purchase shares.

Recent Developments

Effective October 31, 2014, the Company entered into election to exercise warrants agreements (the “Investor Warrant Amendments”) with certain holders of Investor Warrants, pursuant to which the Company reduced the exercise price from $0.80 to $0.65 per share for 1,136,347 Investor Warrants, and in accordance with the agreements, the holders of such Investor Warrants exercised the Investor Warrants for cash at the foregoing reduced exercise price, such that the Company received aggregate gross proceeds from such exercises of $738,626. Previously, in September 2014, pursuant to election to exercise warrant agreements, the Company reduced the exercise price from $0.80 to $0.65 of 87,500 Investor Warrants, and the holders of such Investor Warrants exercised such Investor Warrants for cash in accordance with such agreements, such that the Company received aggregate gross proceeds of $56,875 from such exercises.

The selling stockholders who exercised their Investor Warrants pursuant to the foregoing consist of the following:

Selling Stockholder	Number of Investor Warrants Exercised	Number of Investor Warrants Remaining
Daniel Coiro	62,500	0
John Ricotta	25,000	0
Stephanie Gillespie	5,000	6,288
Barry Magnus	25,000	0
DCG & T TTEE FBO Raymond Coppede R/O IRA	125,000	0
Michael Bonevento	62,500	0
Craig Fielder	100,000	150,000
Joseph E. & Christine D. Heller JTTEN	20,000	11,250
David Barry	10,000	7,500
Richard Grossbard	93,750	0
Michael Leiter	75,000	74,750
Lance Siegall	50,000	0
DCG & T TTEE FBO John Dempsey IRA	50,000	0
Deepak H. Aggarwal	30,000	20,000
John D. Marx	15,384	59,241
Deck F. Couch	26,500	36,000
Akita Capital LLC	31,250	0
Lawrence Grossbard	100,000	110,125
Brian and Debbie Keller	17,000	14,250
Omnibus S.A.	299,963	0

In August 2014, certain holders of Dividend Warrants transferred their Dividend Warrants to third parties. Following such transfer, the holders of the Dividend Warrants consist of the following:

Selling Stockholder	Number of Dividend Warrants
Alison Winter	1,600,004
Lisa Guise	50,000
Dale Associates S.A.	1,600,003

Effective October 31, 2014, the Company entered into amendments (the “Dividend Warrant Amendments”) with holders of Dividend Warrants. Pursuant to the Dividend Warrant Amendments, 3,250,007 Dividend Warrants were amended to remove the provision requiring the Company to net cash settle the Dividend Warrants in the event the Company fails to timely deliver shares of common stock upon exercise, and to remove the Company’s right to redeem the Dividend Warrants.